Exhibit 99.1

Zhaopin Limited Announces Special Dividend

BEIJING, June 19, 2017 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform1 in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced that the final amount of the Special Dividend (as defined in and determined pursuant to the Merger Agreement as discussed below) was determined to be US$0.94 per ordinary share (each, a “Share”), or US$1.88 per American Depositary Share, each representing two Class A ordinary shares (each, an “ADS”).

As previously announced, on April 6, 2017 the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with SEEK International Investments Pty Ltd. (“SEEK International”), the current controlling shareholder of the Company, and Zebra Mergerco, Ltd. (“Merger Company”), a Cayman Islands exempted company incorporated by an affiliate of Hillhouse Capital Management, Ltd. and an affiliate of FountainVest Partners, pursuant to which, Merger Company will merge with and into the Company, with the Company surviving the merger as the surviving company (the “Surviving Company”) under Cayman Islands law (the “Merger”). Concurrently with the execution of the Merger Agreement, the Company’s board of directors resolved to declare a cash special dividend (the “Special Dividend”) of an amount not less than US$0.28 and not more than US$1.35 per Share (corresponding with a minimum of US$0.56 and maximum of US$2.70 per ADS) to holders of record of issued and outstanding Shares and ADSs as of immediately prior to the effective time of the Merger (the “Effective Time”).

Today, the Company declared the final amount of the Special Dividend as US$0.94 per Share (corresponding with US$1.88 per ADS), which was determined in accordance with the Merger Agreement. Payment of the Special Dividend is conditioned upon the consummation of the Merger and is to be made by the Company as soon as practicable (and no later than three business days) following the Effective Time. Only holders of record of Shares and ADSs as of immediately prior to the Effective Time will be entitled to receive the Special Dividend in respect of their Shares and ADSs, as applicable.

In addition to the Special Dividend, if the Merger is completed, each holder of Shares and/or ADSs as of immediately prior to the Effective Time will be entitled to receive consideration (a) of an amount per Share which, together with the US$0.94 per Share amount of the Special Dividend, will result in holders of Shares immediately prior to the Effective Time being entitled to receive a total of US$9.10 in cash per Share, and (b) of an amount per ADS which, together with the US$1.88 per ADS amount of the Special Dividend, will result in holders of ADSs immediately prior to the Effective Time being entitled to receive a total of US$18.20 in cash per ADS, in each case, in connection with the Merger, in cash, without interest and net of any applicable withholding taxes, and in the case of ADSs, net of the cancellation fees of US$0.05 per ADS pursuant to the terms of the Deposit Agreement, dated as of June 11, 2014, among the Company, JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary (the “ADS Depositary”), and the holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”).

At the Effective Time, the Special Dividend will be paid to the ADS Depositary, in its capacity as the depositary of our ADS program and the record holder of the Shares underlying our ADSs, in U.S. dollars, and the ADS Depositary will then distribute the applicable amounts in U.S. dollars to the holders of ADSs according to the terms of the Deposit Agreement, less the fees and expenses (if any) payable thereunder.

Additional Information about the Transaction

On April 6, 2017, the Company furnished to the SEC a report on Form 6-K which included as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement, including the Merger, are urged to review the Merger Agreement, which is available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

1 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended March  31, 2017, the number of registered users as of March 31, 2017 and the number of unique customers for the three months ended March 31, 2017.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of August 31, 2016 is also set forth in the Company’s Form 20-F, which was filed with the SEC on October 13, 2016. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended March 31, 2017, number of registered users as of March 31, 2017 and number of unique customers2 for the three months ended March 31, 2017. The Company’s over 135.0 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2016, approximately 36.9 million job postings3 were placed on Zhaopin’s platform by 509,813 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

Safe Harbor Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected benefits and costs of the proposed Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals; the possibility that various closing conditions to the Merger may not be satisfied or waived; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Merger. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

2 A "unique customer" refers to a customer that purchases the Company's online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company's information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

3 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company's website may include more than one job opening or position.

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

(86-10) 5863 5888 ext. 68346

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com